UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 8)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

LANDRY’S RESTAURANTS, INC.

(Name of the Issuer)

Landry’s Restaurants, Inc.

Fertitta Holdings, Inc.

Fertitta Acquisition Co.

Tilman J. Fertitta

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51508L 10 3

(CUSIP Number of Class of Securities)

Tilman J. Fertitta

Chairman of the Board, Chief

Executive Officer and President

Landry’s Restaurants, Inc.

1510 West Loop South

Houston, Texas 77027

(713) 850-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Arthur S. Berner Haynes and Boone, LLP 1221 McKinney, Suite 2100 Houston, Texas 77010 (713) 547-2526	Steve Wolosky Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 (212) 451-2300

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$218,361,919	$13,386

*	Calculated solely for the purpose of determining the filing fee.

**	The transaction valuation is determined based upon the sum of (a) the product of (i) 16,145,905 shares of Landry’s Restaurants, Inc.’s common stock outstanding on October 18, 2008, and (ii) the merger consideration of $13.50 per share and (b) an aggregate of $392,201 expected to be paid upon the cancellation of outstanding options having an exercise price less than $13.50 (the “Total Consideration”). The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was determined by multiplying 0.0000393 by the Total Consideration.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:	$13,386

(2) Form, Schedule or Registration Statement No.:	Schedule 14A

(3) Filing Party:	Landry’s Restaurants, Inc.

(4) Date Filed:	July 17, 2008.

INTRODUCTION

This Amendment No. 8 to Rule 13e-3 Transaction Statement on Schedule 13E-3, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 Amendment No. 5, Amendment No. 6 and Amendment No. 7, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, by (1) Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s,” the “Company,” “we,” “our,” “ours,” and “us”), the issuer of the common stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction, (2) Fertitta Holdings, Inc., (3) Fertitta Acquisition Co. (“Merger Sub”), and (4) Tilman J. Fertitta, our Chairman of the Board of Directors, President and Chief Executive Officer (“Mr. Fertitta”). This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 16, 2008, and the First Amendment thereto, dated as of October 18, 2008 (collectively, the “Merger Agreement”), that we entered into with Parent, Merger Sub, and, for certain limited purposes, Mr. Fertitta.

The purpose of this Amendment No. 8 to this Transaction Statement is to report the termination of the Merger Agreement under which Merger Sub would have merged with and into the Company with the Company being the surviving corporation. Under the terms of the Merger Agreement, Mr. Fertitta was to pay $13.50 in cash for all outstanding shares of the Company other than those owned by him.

Item 15.	Additional Information.

Regulation M-A Item 1011

(b) Other Material Information. On January 12, 2009, the Company issued a press release announcing the termination of the Merger Agreement. As a result of the termination of the Merger Agreement, the going private transaction described in this Transaction Statement and in the preliminary Proxy Statement filed in connection therewith (as amended by Amendment Nos. 1 through 7) will not be completed. A copy of the press release issued by the Company regarding the termination of the Merger Agreement was filed as Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on January 12, 2009 and is incorporated by reference herein.

Item 16.	Exhibits.

Regulation M-A Item 1016

(a)(1) Press Release issued by Landry’s Restaurants, Inc. dated January 12, 2009 (incorporated by reference herein to Exhibit 99.1 to our Current Report on Form 8-K filed on January 12, 2009).

(a)(2) Termination of Agreement and Plan of Merger, dated as of January 11, 2009 by and among us, Fertitta Holdings, Inc., Fertitta Acquisition Co. and, for certain limited purposes, Tilman J. Fertitta (incorporated by reference herein to Exhibit 10.1 to our Current Report on Form 8-K filed on January 12, 2009).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2009	LANDRY’S RESTAURANTS, INC.

	By:	/s/ Steven L. Scheinthal
	Name:	Steven L. Scheinthal
	Title:	Executive Vice President, General Counsel and Secretary

Dated: January 12, 2009	FERTITTA HOLDINGS, INC.

	By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

Dated: January 12, 2009	FERTITTA ACQUISITION CO.

	By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

Dated: January 12, 2009	TILMAN J. FERTITTA

/s/ Tilman J. Fertitta

EXHIBIT INDEX

(a)(1) Press Release issued by Landry’s Restaurants, Inc. dated January 12, 2009 (incorporated by reference herein to Exhibit 99.1 to our Current Report on Form 8-K filed on January 12, 2009).

(a)(2) Termination of Agreement and Plan of Merger, dated as of January 11, 2009 by and among us, Fertitta Holdings, Inc., Fertitta Acquisition Co. and, for certain limited purposes, Tilman J. Fertitta (incorporated by reference herein to Exhibit 10.1 to our Current Report on Form 8-K filed on January 12, 2009).